UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2015

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259), except for the sections entitled “Statements by Urs Rohner, Chairman of the Board of Directors”, “Voting Results” and “Information” of the Media Release, as well as the last paragraph under the section entitled “Distribution against Reserves from Capital Contributions” and the last paragraph under the section entitled “Credit Suisse AG” of the Media Release.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Annual General Meeting of Credit Suisse Group AG: All Proposals Put Forward by the Board of Directors Approved
Zurich, April 24, 2015 The shareholders of Credit Suisse Group AG approved all of the proposals of the Board of Directors at today's Annual General Meeting in Zurich. Shareholders approved the distribution for the 2014 financial year of CHF 0.70 per registered share, which they can elect to receive either in the form of shares (scrip dividend) or in cash or a combination thereof. The increase in authorized capital to a maximum of CHF 6.4 million to maintain financial flexibility in the course of further developing business activities, and for the purposes of servicing the 2015 scrip dividend, was also approved by shareholders. In addition, the Annual General Meeting approved the compensation of the Board of Directors and the Executive Board and accepted the 2014 Compensation Report. The Chairman and the other Members of the Board of Directors proposed for re-election were confirmed in office for a further term of one year. Seraina Maag was elected as a new Member of the Board of Directors.

At today's Annual General Meeting of Credit Suisse Group AG in Zurich, shareholders approved all of the proposals put forward by the Board of Directors.

Distribution against Reserves from Capital Contributions
Shareholders approved a distribution against reserves from capital contributions of CHF 0.70 per registered share for the 2014 financial year in the form of either shares (scrip dividend), a cash distribution or a combination thereof. Such distributions remain subject to the provisions of foreign law concerning the acquisition of new shares. Should no choice be made, the distribution will be paid out entirely in cash.

Both the delivery of the new shares and the distribution in cash are scheduled for May 21, 2015. The issue price of the new shares is based on the five-day average of the daily volume-weighted average prices from May 11, 2015, to May 18, 2015, of registered shares of Credit Suisse Group AG listed on the SIX Swiss Exchange AG, less a discount of 6%.

Further information on the scrip dividend can be found in the ‘Shareholder Information – Summary Document’, which is available on the Credit Suisse website at: www.credit-suisse.com/agm

Increase in Authorized Capital for Employee Shares
With a majority of 92.36% of the votes represented, shareholders approved the increase and extension of authorized capital. In order to maintain financial flexibility in the course of further developing business activities and the business portfolio, and for the purposes of servicing the scrip dividend, authorized capital will be increased from currently CHF 4,497,908.52 (equivalent to 112,447,713 registered shares) to a maximum of CHF 6,400,000 (equivalent to 160,000,000 registered shares), authorization will be extended by two years, and Art. 27 of the Articles of Association will be amended accordingly. 60,000,000 of these registered shares are reserved for servicing the 2015 scrip dividend.

Media Release
April 24, 2015 Page 2/4

Elections to the Board of Directors
Chairman Urs Rohner and the other Members of the Board of Directors who stood for re-election were confirmed in office for a further term of one year.

Seraina Maag was elected to the Board of Directors as a new member for a term of office of one year. Seraina Maag is President and Chief Executive Officer of EMEA at American International Group (AIG), a leading global financial services company. Seraina Maag lives in London and is responsible for the company's insurance business in Europe, the Middle East and Africa. Seraina Maag is an executive with extensive international experience, and has a career spanning more than 25 years with functions in the insurance and financial services industry in Switzerland, Europe, the US and Australia. She grew up in Switzerland and has dual Swiss and Australian citizenship.

Re-Election of the Members of the Compensation Committee
The Annual General Meeting re-elected Iris Bohnet, Andreas N. Koopmann, Jean Lanier and Kai S. Nargolwala as Members of the Compensation Committee for a term of one year. Jean Lanier will serve as Chairman of the Compensation Committee for a further year.

Approval of the Compensation of the Board of Directors and the Executive Board
The Annual General Meeting adopted the proposal to approve a maximum amount of compensation for the Board of Directors of CHF 12 million for the period until the 2016 ordinary General Meeting of Shareholders with a majority of 87.79%.

The Annual General Meeting adopted the proposal to approve a maximum amount of CHF 32.0 million, comprising the fixed compensation component for the Executive Board for the period until the 2016 ordinary General Meeting of Shareholders, and the amount of CHF 39.1 million, comprising the variable compensation components for the Executive Board for the 2014 financial year, with a majority of 86.95%.

Consultative Vote on the 2014 Compensation Report
In a consultative vote, shareholders approved the 2014 Compensation Report, with a majority of 66.76% of the represented votes.

Statements by Urs Rohner, Chairman of the Board of Directors
Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, commented: "We are pleased by the positive voting results. The approval of the compensation of the Board of Directors and the Executive Board and the Compensation Report are an acknowledgment of our responsible compensation policy. We thank our shareholders for their support."

With regard to the changes to the Board of Directors, Urs Rohner added: "I am delighted to welcome Seraina Maag as a new Member of our Board of Directors. Her broad experience and expertise in the financial services sector, combining extensive financial and management responsibility in large American and Swiss companies, will be extremely beneficial for the Board of Directors. We owe Jean-Daniel Gerber and Anton van Rossum, who did not stand for re-election, our considerable thanks for the personal contributions they have made during their terms of office."

Media Release
April 24, 2015 Page 3/4

Voting Results
All the voting results together with the speeches of Urs Rohner, Chairman of the Board of Directors, and Brady W. Dougan, Chief Executive Officer, are available on the internet in both English and German at:
www.credit-suisse.com/agm

Information
Media Relations Credit Suisse, tel. +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, tel.+41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

A “Shareholder Information − Summary Document” containing a more detailed description of the option to receive the distribution in new shares is available to shareholders of Credit Suisse Group. The conditions for the exercise of the scrip alternative, including possible restrictions to its availability to some Credit Suisse Group shareholders, will be specified in such “Shareholder Information − Summary Document”. This media release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, securities of Credit Suisse Group, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor. This media release does not constitute a prospectus within the meaning of any applicable law. Eligible shareholders should make their decision to receive a cash distribution or to receive new shares of Credit Suisse Group as part of the 2014 distribution solely based on the terms and conditions of the 2014 distribution and the additional information contained in the relevant documents. This media release does not represent a recommendation to shareholders to elect to receive new shares of Credit Suisse Group as part of the 2014 distribution. Eligible shareholders are furthermore advised to consult their bank, tax or financial advisor before making any decision.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and developments affecting interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2015 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;

Media Release
April 24, 2015 Page 4/4

–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
–	competition or changes in competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation, regulatory proceedings, and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in chapter I – Information on the company in our Annual Report 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: April 24, 2015		Director